# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jet.AI Inc., CIK 0001861622
CUSIP: 47714H308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, SUITE 200, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 03/17/2026
Filed by CIK 0002109294
Persons authorized to receive notices and communications: Vladimir A. Semenikhin, Royal Amwaj Crescent Road Palm Jumeirah, Dubai, United Arab Emirates (C0), 99999, 0607934471

## Reporting persons
- Semenikhin Vladimir Anatolevich (CIK 0002109294): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,450,000; shared voting power 4,450,000; sole dispositive power 4,450,000; shared dispositive power 4,450,000; aggregate amount beneficially owned 4,450,000 (3.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Jet.AI Inc.
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, SUITE 200, LAS VEGAS, Nevada (NV), 89135

## Item 2. Identity and Background
Name of person filing: Vladimir Anatolevich Semenikhin
Residence or business address: Royal Amwaj Crescent Road Palm Jumeirah Dubai UAE
Present principal occupation or employment: Director Sello Dorado FZCO DSO IFZA Dubai Digital Park Dubai Silicon Oasis
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malta

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the Shares was approximately $1.65 million. The funds used to acquire the Shares were the Reporting Person's personal funds, including cash received from dividends and distributions from entities owned or controlled by the Reporting Person. No funds were borrowed or obtained from any third party in connection with the acquisition of the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person continues to monitor developments relating to the Issuer capital structure, financing activities, governance practices, and pending strategic transactions.

Since the filing of the prior amendment, the Issuer has disclosed in its Annual Report on Form 10-K that, as of March 6, 2026, 119,209,666 shares of common stock were issued and outstanding, representing a substantial increase in the Issuer outstanding share count over a relatively short period of time compared with prior publicly disclosed levels.

The Reporting Person believes that such material dilution raises significant questions regarding capital allocation, stockholder treatment, and whether current financing practices are aligned with the long-term interests of stockholders. The Reporting Person further notes that such dilution is occurring in advance of an expected stockholder vote relating to the Issuer proposed merger transaction, thereby materially altering the ownership percentages and voting power of existing stockholders in proximity to a matter of significant corporate importance.

The Reporting Person believes that the magnitude and timing of such equity issuance warrant careful consideration by the Issuer Board of Directors and stockholders, particularly in light of the Issuer previously stated rationale for adopting its stockholder rights plan, including assuring fair and equal treatment of stockholders and protecting long-term stockholder interests.

The Reporting Person further notes that such dilution has materially affected the relative ownership position of existing stockholders, including long-term holders, without corresponding evidence that such capital deployment has yet produced any stockholder value.

The Reporting Person continues to evaluate the implications of these developments for the Issuer governance, financing policies, Board composition, and strategic direction, including whether further engagement with the Issuer Board of Directors, management, legal counsel, other stockholders, or other actions available to stockholders may be appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 4450000 shares of common stock of the Issuer, representing approximately 3.7% of the outstanding shares of common stock of the Issuer, based on 119209666 shares outstanding as reported in the Issuer's Form 10-K filled on March 6th 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 4450000 shares.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following transactions in the Share during the past 60 days (aggregated by date), all of which were open market transactions:

Date: 13/01/26 Number of Shares: 1.774.000 Price per Share: 0.41 Transaction: Purchase
Date: 14/01/26 Number of Shares: 1.790.016 Price per Share: 0.485 Transaction: Purchase
Date: 15/01/26 Number of Shares: 164.016 Price per Share: 0.47 Transaction: Sell
Date: 02/02/26 Number of Shares: 550.000 Price per Share: 0.18 Transaction: Purchase
Date: 25/02/26 Number of Shares: 500.000 Price per Share: 0.11 Transaction: Purchase
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Semenikhin Vladimir Anatolevich: Semenikhin Vladimir Anatolevich, Semenikhin Vladimir Anatolevich (03/17/2026)